Exhibit 99.1

Tremor International Ltd

("Tremor" or the "Company")

BLOCK LISTING SIX MONTHLY RETURN

Name of applicant:		Tremor International Ltd
Name of scheme:		Taptica International Share Incentive Plan (2011) Equity Incentive Plan (2017) and the New Taptica Management Incentive Scheme and RhythmOne Plan (2019)
Period of return:	From:	13 July 2021	To:	12 January 2022
Balance of unallotted securities under scheme(s) from previous return:		170,835 ordinary shares of NIS 0.01
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		6,000,000 ordinary shares of NIS 0.01
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		2,801,886 ordinary shares of NIS 0.01
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		3,368,949 ordinary shares of NIS 0.01

Name of contact:	Sagi Niri, Chief Financial Officer
Telephone number of contact:	+972 5 238 47790

The information communicated in this announcement contains inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) No. 596/2014.

For further information please contact:

Tremor International Ltd.

Billy Eckert, Investor Relations

ir@tremorinternational.com

KCSA (U.S. Investor Relations)

Adam Holdsworth, Investor Relations

aholdsworth@kcsa.com

Vigo Consulting (U.K. Financial PR & Investor Relations)

Jeremy Garcia

Antonia Pollock

Tel: +44 020 7390 0230 or tremor@vigoconsulting.com

finnCap Ltd.

Jonny Franklin-Adams / James Thompson (Corporate Finance)

Tim Redfern / Dicky Chambers (ECM)

Tel: +44 20 7220 0500

Stifel Nicolaus Europe Limited

Fred Walsh

Alain Dobkin

Nick Adams

Richard Short

Tel: +44 20 7710 7600

About Tremor International

Tremor is a global company offering an end-to-end technology advertising platform, operating across three core capabilities - Video, Data and CTV. Tremor International's unique approach is centered on offering a full stack of end-to-end solutions which provides it with a major competitive advantage within the video advertising ecosystem.

Tremor Video helps advertisers deliver impactful brand stories across all screens through the power of innovative video technology combined with advanced audience data and captivating creative content. Tremor Video's innovative video advertising technology has offerings in CTV, in-stream, out-stream and in-app.

The media side of Tremor International, Unruly, drives real business outcomes in multiscreen advertising. Its programmatic platform efficiently and effectively delivers performance, quality, and actionable data to demand and supply-focused clients and partners. Tremor International has a meaningful number of direct integrations with publishers, unique demand relationships with a variety of advertisers and privileged access to News Corp inventory. Unruly connects to the world's largest DSPs and is compatible with most Ad Age top 100 brands.

Tremor International is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, Asia-Pacific and Australia and is traded on the London Stock Exchange (AIM: TRMR) and NASDAQ (TRMR).

For more information visit:  https://www.tremorinternational.com/